

Mail Stop 3561

December 4, 2008

Via U.S. Mail

George Naddaff
Chairman and Chief Executive Officer
UFood Restaurant Group, Inc.
255 Washington Street, Suite 100
Newton, MA 02458

> **Re: UFood Restaurant Group, Inc.
> Amendment No. 4 to Form S-1
> Filed November 18, 2008
> File No. 333-152006**

Dear Mr. Naddaff:

We have reviewed your responses to the comments in our letter dated October 30, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

Description of Business, page 3

1. We note your disclosure regarding opening additional Company-owned locations. Clarify throughout, if true, that you currently do not have the financing in place to open new restaurants and there is no guarantee that you will be able to obtain the necessary financing.

Summary Financial Information

Statement of Cash Flows Data, page 4

2. In order to be consistent with the presentation in your financial statements, please add brackets to the amounts shown for net cash used in operating activities.

Selling Stockholders, page 17

3. We note your response to our prior comment 8 and your revised disclosure under
    Item 15. From your revised disclosure, it appears that not all of the shares are
    vested that are being registered for resale by New Century Capital Consultants,
    Inc., MarketByte LLC, TGR Group LLC, Neptune Media, LLC and AviaTech.
    Because the transactions relating to some of the shares being registered by these
    selling shareholders do not appear to be complete, please revise to remove the
    unvested shares from the registration statement or advise. Please also revise this
    section to provide a complete discussion of the transactions by which these selling
    shareholders acquired the shares being registered for resale. Refer to our prior
    comment 17 in our letter dated to you July 25, 2008 and our prior comment 6 in
    our letter to you dated October 1, 2008.

Critical Accounting Policies and Estimates

Valuation of Goodwill, page 32

4. Update this section and Note 2 to your interim financial statements to discuss the
    results of your impairment analysis as of the end of your third fiscal quarter
    (quarter ended September 28, 2008).

5. In light of the recurring segment losses reported by your store operations, as
    shown in Note 10 of your interim financial statements and Note 18 of your annual
    financial statements, it is unclear why you use forecasts of positive future cash
    flows when estimating the fair value of your Downtown Crossing and Watertown
    locations. Also, revenues were forecasted to remain flat or increase during the
    forecast period while your actual comparable store sales decreased about 9%
    during 2008. If you continue to believe that no impairment exists, you should
    significantly expand your disclosure to discuss the assumptions and estimates
    used as compared to your historical operating performance.

6. Please explain why you believe it is appropriate to include an estimate of the
    restaurant's terminal value when its future prospects are subject to a high degree
    of uncertainty. Also, explain why you have excluded your general and
    administrative expenses as well as advertising, marketing and promotion expenses
    when forecasting the future cash flows of your restaurants. In this regard, it is
    unclear whether or not there are certain of these expenses (such as advertising in
    local newspapers) which are directly related to your Company-owned stores in the
    greater Boston area.

Consolidated Financial Statements for the Quarter Ended September 28, 2008

Note 2 – Summary of Significant Accounting Policies

Valuation of Goodwill, page F-7

7. Please provide us with a summary of your impairment analysis for the Downtown Crossing and Watertown locations as of the end of your third fiscal quarter (quarter ended September 28, 2008). In your response, include the actual 2008 cash flows for each of your four (4) Company-owned stores and reconcile the total cash flow for all stores to the segment loss for your store operations of $(153,091) and $(481,719) for the three months and nine months ended September 28, 2008, respectively.

Shares and Warrants Issued in Connection with Corporate Awareness, page II-3

8. We note your response to our prior comment 8 and revised disclosure. Please disclose the vesting schedule for each individual service provider.

9. Please explain to us why some of the shares vest within 45 days after this registration statement. Why is the vesting tied to this registration statement?

10. We note your response to prior comment 9; however, please revise to clarify the corporate awareness campaign activities which you are currently conducting or have conducted, as opposed to future planned activities.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3210 with any other questions.

Regards,

Susan C. Block
Attorney-Advisor

cc: Adam S. Gottbetter
        Gottbetter & Partners, LLP
        Fax: (212) 400-6901